TAHOE RESOURCES INC.
5190 Neil Rd. Suite 460
Reno, Nevada USA 89502

ANNUAL INFORMATION FORM

 For the year ended December 31, 2010

Dated March 3, 2011

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings unless the context otherwise requires:

“Acquisition” means the acquisition by the Company of the Escobal Project Assets in accordance with the terms and conditions of the Transaction Agreement;

“Audit Committee” means the Audit Committee of the Board;

“Award” means an award of Deferred Shares or Restricted Shares under the Share Option and Share Incentive Plan;

“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“Board” means the board of directors of the Company;

“Compensation Committee” means the Compensation Committee of the Board;

“Company” means Tahoe Resources Inc. together with, unless the context indicates otherwise, all of its subsidiaries.

“Deferred Shares” means Shares subject to Awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“Entre Mares” means Entre Mares de Guatemala, S.A., a corporation wholly-owned by the Vendors;

“ERHL” means Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados which is owned by the Company;

“Escobal Project” means the mineral exploration project comprised of the Escobal Project Assets;

“Escobal Project Assets” means those assets exclusively used in or related to the Escobal Project, including, among other things, mining licenses and interests, surface rights, permits and real property, equipment and supplies, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements that exist in or on the real property, the technical data and correspondence in the possession of Entre Mares in respect of the real property and the mining licenses and interests including all drill core, samples, reports, drill logs and digital data files, whether or not located on the real property and certain agreements which pertain to the Escobal Project, as more particularly defined in the Transaction Agreement;

“Escobal Preliminary Assessment Report” means the independent technical report entitled “43-101 Preliminary Economic Assessment – Escobal Guatemala Project” dated November 29, 2010 prepared under the guidance of Mr. Conrad Huss, P.E., of M3, together with Mr. Daniel Roth, P.E., of M3, Mr. Thomas L. Drielick, P.E., of M3 and Mr. Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm, all Qualified Persons under NI 43-101;

“Escobal Vein” means the zone of mineralization on the Oasis License that contains the Mineral Resources for the Escobal Project;

 “GHBL” means Goldcorp Holdings (Barbados) Ltd., a Barbados company that is an indirect wholly-owned subsidiary of Goldcorp;

“GHL” means Guatemala Holdings Ltd., a Cayman Islands company that is an indirect wholly-owned subsidiary of Goldcorp;

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

 “MARN” means the Ministry of Environment and Natural Resources of Guatemala;

“MEM” means the Ministry of Energy and Mines of Guatemala;

“M3” means M3 Engineering & Technology Corporation, an independent mining consulting firm;

 “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

 “Oasis License” means the exploration license on which the Escobal Vein is located;

“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

“Restricted Shares” means Shares subject to Awards that are issued but which will only be delivered to the holder of the Award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“San Rafael” means Minera San Rafael S.A., a Guatemala corporation that is owned by ERHL and Tahoe Swiss AG, a Swiss corporation that is owned by the Company;

“SEC” means the Securities and Exchange Commission of the United States of America;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com;

“Shares” means common shares without par value of the Company;

“Shareholders’ Agreement” means the amended and restated shareholders’ agreement dated as of October 12, 2010, entered into between the Company and Goldcorp pursuant to the terms of the Transaction Agreement;

“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan;

 “Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, among the Company and the Vendors relating to the acquisition by the Company of the Escobal Project Assets and including any amending agreement or instrument supplementary or auxiliary thereto;

 “TSX” means the Toronto Stock Exchange; and

 “Vendors” means GHBL and GHL.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.

Au:	Gold.

Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut off Grade:	The grade below which mineralized material will be considered waste rather than ore.

g/tonne or g/t:	grams per metric tonne; 31.103 grams equals one troy ounce.

Development:	The preparation of a known commercially mineable deposit for mining.

Indicated Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

IRR:	Internal Rate of Return.

km:	Kilometre.

km2:	Square Kilometre.

Measured Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Resource:

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Mineralized:	Mineral bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

NPV:	Net Present Value.

NSR or Net Smelter Returns:

Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

Oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Pb:	Lead.

ppm:	Parts per million.

Probable Mineral Reserve(1):

The economically mineable part of an Indicated and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve(1):

The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC:	Quality Assurance/Quality Control.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined Proven and Probable Mineral Reserves.

Silver Equivalent:

An amount of silver that is represented by the value of silver in a concentrate plus a determined recovered value from a smelter for the gold, lead and zinc in the concentrate; also described as Ag Equivalent. See “The Escobal Project – Mineral Resources”.

Zn:	Zinc.

(1)

The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 of the Canadian securities administrators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 differ in certain respects from those set forth in SEC Industry Guide 7.

CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Two months
	ended	Year ended December 31,
	February 28,
	2011	2010	2009	2008
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Low for the period	$0.9710	$0.9931	$1.0292	$0.9719
High for the period	0.9788	1.0848	1.3000	1.2969
Rate at the end of the period	0.9714	0.9946	1.1420	1.2246
Average noon spot rate for the period	0.9739	1.0299	1.1374	1.0660

On March 3, 2011, the Bank of Canada noon spot rate of exchange was $1.00 - Cdn$0.9747.

The financial information included herein has been prepared in accordance with IFRS rather than Canadian generally accepted accounting principles (as determined with reference to the Handbook of the Canadian Institute of Chartered Accountants (“Canadian GAAP”)) and may not be comparable to financial statements of other Canadian issuers. Tahoe has not provided, and is not required to provide, a reconciliation of its financial statements to Canadian GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this Annual Information Form may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of Mineral Resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Information Form. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

DISCLOSURE STANDARDS

Our Mineral Resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements. We report Mineral Resources in accordance with Canadian practices. Unlike SEC requirements, the Canadian practice is to report Measured, Indicated and Inferred Mineral Resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Reserves. Further, Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “Contained Ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of Mineralization and Mineral Resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

 CORPORATE STRUCTURE

 INCORPORATION AND OFFICES

We were incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.” Our name was changed to “Tahoe Resources Inc.” on January 13, 2010. Our head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, United States 89502. Our registered and records office is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

We currently have four wholly-owned subsidiaries: Tahoe Resources USA Inc., a company incorporated under the laws of Nevada on February 2, 2010; Tahoe Swiss A.G., a company incorporated under the laws of Switzerland on May 20, 2010; Escobal Resources Holding Limited, a company incorporated under the laws of Barbados on March 16, 2010; and Minera San Rafael, S.A., a company incorporated under the laws of Guatemala on April 5, 2010.

In this Annual Information Form, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.

INTERCORPORATE RELATIONSHIPS

Our corporate structure is as follows:

GENERAL DEVELOPMENT OF OUR BUSINESS

DEVELOPMENT OF OUR BUSINESS

We are an exploration and development stage company. Since our incorporation in November of 2009, we have completed an initial public offering of our Shares, listed our Shares on the TSX, acquired the Escobal Project Assets in Guatemala and completed an offering of our Shares under a short form prospectus filed in all provinces of Canada.

The initial public offering of 58,000,000 Shares at a price of Cdn$6.00 each for gross proceeds of Cdn$348 million was completed on June 8, 2010, the day of listing our Shares on the TSX. On June 18, 2010, we issued an additional 5,800,000 Shares at a price of Cdn$6.00 per Share, pursuant to the exercise of the over-allotment option in connection with our initial public offering, for additional gross proceeds of Cdn$34.8 million.

We acquired the Escobal Project Assets on June 8, 2010 pursuant to the terms of the Transaction Agreement, which was negotiated at arm’s length. The Acquisition was completed contemporaneously with the closing of our initial public offering. The Escobal Project Assets were held by San Rafael, a Guatemala corporation, owned by GHL and ERHL. In turn, ERHL was owned by the Vendors. On June 8, 2010 and pursuant to the Acquisition, we acquired from the Vendors all of the issued and outstanding shares of ERHL and the shares of San Rafael held by GHL. Subsequent to the Acquisition, the Vendors transferred their Shares to Goldcorp and Goldcorp and the Company entered into the Shareholders’ Agreement.

The sale of 24,959,692 Shares at a price of Cdn$14.10 each for gross proceeds of Cdn$351,931,657 was completed on December 23, 2010 through a short form prospectus filed in each of the provinces of Canada and by private placement outside of Canada.

THE TRANSACTION AGREEMENT AND SHAREHOLDERS’ AGREEMENT

The significant terms of the Transaction Agreement and the Shareholders’ Agreement entered into in connection with the Acquisition are:

  The purchase price (the “Purchase Price”) of approximately $500 million was satisfied by the payment of $224,570,000 in cash and the issuance to the Vendors of 47,766,000 Shares and the payment of a finder’s fee consisting of $2.2 million in cash and the issuance of 364,304 Shares.

  Goldcorp is entitled to have three nominees appointed to the Company’s Board. Goldcorp’s current nominees on the Company’s Board are A. Dan Rovig, Kenneth F. Williamson and John P. Bell (see “Directors and Executive Officers”), and so long as Goldcorp and its affiliates hold 20% or more of the issued Shares, Goldcorp will have the right to nominate three individuals as directors of the Company at each meeting of shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Company’s Board.

  The Company has a 20 kilometre area of interest for its benefit around the Escobal Project until June 8, 2013 and Goldcorp and its affiliates have an area of interest for their benefit varying from 20 to 50 kilometres around certain of their projects until June 8, 2013.

  Each of the President, project managers, executives and members of the Board of the Company at the time of closing of the Acquisition agreed with the Vendors not to sell any of their Shares until June 8, 2012. Goldcorp has similarly agreed not to sell any of its Shares until June 8, 2012, as long as the Vendors and their affiliates hold at least 20% of the issued Shares. Notwithstanding the foregoing, Goldcorp has the right at any time to sell or transfer any of its Shares to an affiliate, provided that the affiliate agrees to be bound by the provisions of the Shareholders’ Agreement.

  As long as Goldcorp and its affiliates hold at least 20% of the issued Shares, Goldcorp and its affiliates have a right to maintain their percentage interest in the issued Shares by participating in the issuance of additional Shares for cash or cash equivalents. If Shares are issued on a non-cash transaction, Goldcorp may maintain its percentage interest in the issued Shares through the next issue of Shares for cash or cash equivalents to be undertaken by the Company.

  Until the first to occur of (i) Goldcorp and its affiliates cumulatively ceasing to beneficially own at least 20% of the issued Shares, (ii) June 8, 2015 or (iii) C. Kevin McArthur ceasing to be the Chief Executive Officer of the Company, Goldcorp is subject to standstill provisions in respect of the Company and its securities, subject to exceptions that relate to a change of control of the Company and, provided that the Company has allowed Goldcorp to nominate three persons to be directors of the Company (subject to adjustment in such number, as described above), Goldcorp will not vote its Shares at meetings of shareholders in favour of any nominee directors who are not nominated by the Board.

  So long as Goldcorp and its affiliates hold at least 20% of the issued Shares, the Company has a right to designate a purchaser for any Shares which Goldcorp wishes to sell, where such Shares to be sold represent 5% or more of the issued Shares.

  The Company, through its indirect ownership of San Rafael, has assumed all liabilities and obligations in respect of the Escobal Project Assets, including environmental liabilities with respect to the Escobal Project. Based on the totality of due diligence conducted by us on the Escobal Project, we believe that there are no material liabilities, environmental or otherwise, associated with the Escobal Project Assets.

DESCRIPTION OF OUR BUSINESS

OVERVIEW OF OUR BUSINESS AND STRATEGY

Our overall strategy is to position ourselves as a leading silver producer with quality assets in the Americas, significant silver resources, low silver production costs and a strong growth profile. To those ends, our principal objectives at this time are to develop the Escobal Project (see Figure 1) into a profitable silver mining operation, and to expand the Mineral Resource base of the Escobal Project through exploration and development of the Escobal Vein and other veins identified in the region. The Escobal Vein is one of 14 vein showings recognized in the district and the only vein system that has been systematically drilled. Besides expansion of the Escobal Vein, other drill-ready targets have been identified in the vicinity.

We will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, we will undertake early-stage exploration activities to ensure an orderly and steady development of exploration targets.

Figure 1 – Escobal Project Location Map

THE SILVER INDUSTRY

Demand for silver is based on three main pillars: industrial and decorative uses, photography, and jewellery and silverware. Together, these three categories represent more than 90 percent of annual silver consumption.

Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and the ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.

The graph below denotes the silver demand from 1999 to 2010:

Source: GFMS

Silver prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Description of Our Business - Risk Factors – Risks Relating to the Company’s Business – Metal Price Fluctuations”. A chart indicating silver prices since January 1, 1999, is set out below. As of March 3, 2011, the price of silver was $34.48/oz.

Source: Bloomberg

PRODUCTS

The Company does not have a commercial mining operation. See “Description of Our Business - The Escobal Project” for a description of the estimated costs to place this project into commercial production. The placing of this project into production will be subject to our receipt of required licenses and permits, the timing of which is uncertain.

SPECIALIZED SKILL AND KNOWLEDGE

Most aspects of our business require specialized skills and knowledge in the areas of geology, exploration and development, environmental issues and accounting. We have a number of employees with extensive experience in mining, geology, exploration and development in Guatemala, including C. Kevin McArthur, President and Chief Executive Officer, Ronald W. Clayton, Vice President and Chief Operating Officer, Brian Brodsky, Vice President Exploration and Jaime Mondragón, Vice President and Chief Financial Officer.

Mr. McArthur is an experienced mining engineer with over 30 years of engineering, mine building and mine operations experience, including over 10 years in the role of President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Brodsky was Glamis’ Exploration Manager for Central America and Mr. Mondragón was Glamis’ Controller in Guatemala. Mr. Clayton was Senior Vice President, Operations for Hecla Mining Company before joining the Company. He has many years of underground silver mining experience, including significant Latin American operating experience.

EMPLOYEES

As at the date of this Annual Information Form, we have 16 employees at our office in Reno, Nevada and approximately 130 employees in Guatemala.

FOREIGN OPERATIONS

The Escobal Project is located in Guatemala, and as such is exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See “Description of Our Business - Risk Factors – Risks Relating to the Company’s Business” – “Operations in Guatemala”, “– Obtaining and Renewing Licenses and Permits”, “– Title to Assets” and “– Governmental Regulation”.

COMPETITIVE CONDITIONS

We compete with other entities in the search for and acquisition of mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources, we may be unable to acquire attractive properties in the future on terms we consider acceptable. We also compete for financing with other resource companies, many of whom have more advanced properties. There is no assurance that additional capital or other types of financing will be available to us if needed or that, if available, the terms of such financing will be favourable to us. See “Description of Our Business - Risk Factors – Risks Relating to the Company’s Business” – “Competition for New Properties” and “– Financing Requirements”.

CYCLES

We intend to become a producer of silver. See “Description of Our Business – The Silver Industry” for details of the demand for silver and the market price for silver.

SOCIAL AND ENVIRONMENTAL POLICIES

Our challenge is to deliver long term shareholder value through sustainable economic and social development in the communities where we operate. We have committed to strike an appropriate balance with all primary stakeholders; to reduce our environmental footprint where possible; to create meaningful employment in safe and healthy environments; and to promote economic opportunities in the areas where we operate.

We are dedicated to the highest standards of responsible environmental stewardship. We honour this commitment by meeting or exceeding local governmental regulations and operating exploration projects to North American Standards. See “Description of Our Business -- Escobal Project -- Environment” and “-- Reclamation”. We have review processes in place which are designed to prevent or minimize environmental incidents or impacts, to evaluate incidents and operating practices and to create action plans to prevent reoccurrence. The Board oversees the Company’s environmental management through the Health, Safety and Environment Committee.

Our policy is to develop projects that will mitigate the impact of our operations on the surrounding communities and will strengthen and support community infrastructure, with special consideration given to potable water, solid waste management, education, health care and other basic services. In 2010 the Company worked to improve infrastructure and the natural environment in the local area surrounding the Escobal Project. Some project examples include drilling a new well to supply municipal water to San Rafael, mitigating flood damage, repairing roads and school infrastructure, implementing community safety measures, and alleviating deforestation through the distribution of high-efficiency wood-burning stoves and tree planting.

During 2010 we focused on local stakeholder engagement and assessing the needs of the community in the area of the Escobal Project through study and local consultation. We have committed to a profit sharing program in respect of the Escobal Project in the form of a Net Smelter Return (“NSR”) royalty to be paid to a local association of land owners. We continue to evaluate water resources in the area and are investigating means for improving local water supply and water quality. In addition, we executed a partnership with a Guatemalan university to conduct health and environmental baseline studies and engaged an independent party to provide a full community needs assessment to guide further programs in the general area of the Escobal Project.

We are committed to providing education, training and employment opportunities to locals and other Guatemalans. To this end, we have provided support to local schools, trained Guatemalan civil contractors in understanding the Company's work requirements and safety standards, and started consultations to build a training and computer center in the town of San Rafael. Since June 2010 we have also initiated several meetings with the regional office of the Technical Institute for Training and Productivity (INTECAP) in Guatemala to evaluate the prior, current and future training programs sponsored by the Company. Among the programs being discussed are training courses in computers, silversmithing and bio-gas production to reduce deforestation and air pollution. We have also initiated talks with a school in the region to provide scholarships for students at all levels of education and to enhance technical programs.

We are committed to providing a safe and healthy work environment for all our employees and contractors. We accomplish this through employee participation in safety programs, implementing high training standards, maintaining equipment appropriately and expecting all employees to always work safely.

A key aspect of our sustainable development program is to inform and educate local communities about the implications of our project and the changes it may bring to the people living in the surrounding areas. The team in Guatemala conducts workshops and seminars to facilitate this communication as well as meetings with individuals and community groups. Through regular communication and partnerships with locals to implement community projects, we continue to demonstrate our commitment to environmental stewardship, employee safety and economic and social development in the communities near the project.

DOING BUSINESS IN GUATEMALA

Mining

The Escobal Project is located in Guatemala. The State of Guatemala owns all deposits within Guatemala. The MEM may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first in time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license), and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. There is legislation currently before Congress that would amend the mining laws, but so far as we are aware, the amendments will not affect mineral tenure. Details with respect to each type of license are set out below.

License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.

Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses. A royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. There are various proposed legislative acts currently before the Congress of Guatemala that would increase the royalty on precious metals to between 3% and 7%, depending upon commodity prices.

The MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder.

In September 2007, a new President, municipal authorities and Congress were elected in Guatemala. The President imposed a de facto, extralegal moratorium on the issuance of new mineral resource licenses which are required to pursue new exploration or mining activities or to move from one type of license to another. The moratorium could adversely affect the Escobal Project if we are not permitted to convert the exploration Oasis License into an exploitation license in the next two years. New elections are scheduled for September 2011 when due to a one-term limitation, a new President and Congress will be elected.

Licenses and Permitting

Reconnaissance Licenses: A reconnaissance license is typically granted for a six month term, and may be extended on request for an additional six months, or on application for an exploration license, until the grant of the exploration license. This license can cover an area from 500 to 3,000 square kilometres and gives the holder the exclusive right to identify and locate possible areas for exploration within the license’s boundaries. A holder of a reconnaissance license is obligated to begin field projects within 30 days after grant of the license, to give immediate notice to the regulators of discovery of minerals other than those described in the license, to file reports within three months after the completion of each period of reconnaissance, and to compensate third parties, such as surface rights holders, for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with the MEM before undertaking reconnaissance activities. On application, a reconnaissance license may be converted to an exploration license.

Exploration Licenses: An exploration license is typically granted for a three-year term and may be extended on request for two additional two-year terms, or on application for an exploitation license, until the grant of the exploitation license. With each extension, the surface area must be reduced by 50%; however, in certain cases this 50% reduction requirement can be modified and reduced. An exploration license covers an area of up to 100 square kilometres (the area may be greater than 100 square kilometres if deemed necessary for the mining project as demonstrated by a technical-economic study; however, such a decision would be at the discretion of the MEM). An exploration license allows the holder the exclusive right to locate, study, analyze and evaluate the deposits that have been granted within the license’s boundaries. The licensee is obligated to begin field projects within 90 days after grant of the license, to give immediate notice to regulators of discovery of minerals different from those described in the license, to file reports within three months after the completion of the exploration year, and to compensate third parties for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with the MEM before undertaking exploration activities. In addition, an environmental assessment must be filed with the Guatemala Environment Ministry for approval prior to undertaking exploration activities.

Exploitation Licenses: An exploitation license is typically granted for a 25-year term and may be extended, on request, for an additional 25-year term. An exploitation license legally is considered to be a real property title, of limited term, that may be recorded at the property registry and may be mortgaged for the exclusive purpose of obtaining financing for operations within the license of exploitation. Exploitation licenses cover an area not greater than 20 square kilometres (the area may be larger if deemed necessary for the mining project as demonstrated by a technical-economic study). An exploitation licensee has the exclusive right to develop the deposits that have been granted within the license’s boundaries. If minerals different from those authorized in the license are discovered, the licensee has the right to augment the license to include the new minerals.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by the Guatemala Environment Ministry. Upon grant of an environmental approval, the applicant must also arrange for the issuance of a bond for environmental protection. Once an exploitation license is granted, the licensee must begin operations within 12 months after grant of the license, present a copy of the Commercial Patent (also referred to as a business license) within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impacts caused by operations.

Permitting: Other permits required in connection with exploitation activities include a municipal construction license, a forestry license, export credentials, a communications license, explosives storage, use and transportation licenses, a substation and electric transmission permit and a license for the import and use of raw materials and chemicals. The licensee must also settle the mine’s closure plan and reclamation bond with the MEM, and may be required to obtain surface rights for access, either by lease or purchase.

Royalties: The current mineral royalty in Guatemala is 1%. The royalty will be determined by an affidavit of the volume of the marketed product from mining operations and will be based on the value of sale consigned in the national market or international exchange. There is currently legislation before the Congress of Guatemala that would increase the royalty on precious metals to between 3% and 7%, based on a sliding scale depending upon commodity prices. We are not aware if or when the legislation will become law.

Foreign Investment

Applicable Guatemalan law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala and repatriation of capital out of Guatemala.

Taxation

The income tax rate in Guatemala ranges from 5% to 31%. Income tax must be paid on income generated in Guatemala and may be paid either under the general regime or the option regime. The general regime is a rate of 5% of gross income (total income less exempt income) paid monthly. The option regime is a rate of 31% of taxable income (total income less costs and expenses) paid in advance during the first three quarters and finalized at the end of the year. Corporations must adopt one of the two regimes and may change regimes annually in December. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest. A withholding tax of between 10% and 31% applies to payments made by a Guatemalan entity to an overseas entity or person.

Dividend payments are income tax exempt if a company has paid income tax on its profits and in accordance with one of the income tax regimes. A 3% stamp tax is payable on dividends, civil and mercantile contracts and cash payments unless the company’s operations are subject to the payment of a Value Added Tax of 12% (which is applicable to sales of goods and services, as well as imports and land). However, the holder of an export license may import, free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives that will be used in the production of the items to be exported.

Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay the ISO (Impuesto de Solidaridad Act, Decree 73-2008) quarterly. The annual ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the general regime (5% on gross income) are ISO exempt.

In addition to the above taxes, (a) all interest paid by financial institutions on accounts is subject to a 10% tax, which is withheld by the financial institution when interest payments are made, (b) a 0.03% to 0.09% tax is payable on a quarterly basis on real estate, and (c) social security contributions of 12.67% by the employer and 4.83% by the employee, must be paid every month.

Environmental

Guatemala has environmental legislation that forbids bringing into the country contaminating products and materials that are banned in their country of origin, as well as various substances, residues, radioactive materials and waste that can infect, contaminate or degrade the environment.

An environmental mitigation study must be filed with the MEM before undertaking reconnaissance or exploration activities. In addition, an environmental assessment must be filed with the Guatemala Environment Ministry for approval prior to undertaking exploration activities.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by the Guatemala Environment Ministry. Upon grant of an environmental license the applicant must also arrange for the issuance of a bond for environmental protection and obtain an environmental license. Once an exploitation license is granted, the licensee must begin operations within 12 months after grant of the license, present a copy of the Commercial Patent within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impact caused by operations.

Communities and Non-Governmental Organizations

In recent years, communities of both indigenous people and others, and non-governmental organizations (“NGO’s”) in Guatemala have become more vocal and negative with respect to mining activities at or near their communities. These communities and NGO’s have taken such actions as road closures, work stoppages and initiating law suits for damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, for support for their anti-mining activities. As an example, there have been disruptions at the Marlin Mine over a number of years by indigenous people and NGO’s who have been trying to have the mine shut down due to alleged property damage and environmental, health and human rights violations. The Escobal Project has not encountered such difficulties to date, and we are not aware of any indigenous populations residing in the immediate area of the Escobal Project. However, any such actions by communities and NGO’s may have a material adverse effect on our operations at the Escobal Project and on our financial position, cash flow and results of operations.

RISK FACTORS

Our operations are subject to the normal risks associated with exploration and development and our future development of the Escobal Project and the acquisition of additional mineral interests will be subject to numerous factors beyond our control. Certain of these risk factors are discussed below.

Risks Relating to Our Business

Dependence on the Escobal Project

We are an exploration and evaluation stage company and as such do not anticipate receiving revenue from our mineral properties for some time. We are primarily focused on the exploration and development of the Escobal Project. The Escobal Project does not have identified Proven and Probable Mineral Reserves, which will be required as a basis for determining if the Escobal Project has bodies of commercial mineralization. The costs, timing and complexities of upgrading the Mineral Resources at the Escobal Project to Proven and Probable Mineral Reserves may be greater than we anticipate. As a result, unless we acquire additional property interests, any adverse development affecting the Escobal Project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Resources, profitability, financial performance and results of operations of the Company.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs at the Escobal Project will result in the definition of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered, the Escobal Project will be brought into commercial production. The discovery of bodies of commercial mineralization is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs at the Escobal Project will define bodies of commercial mineralization or that the Escobal Project will ultimately become a producing mine. Failure to do so will have a material adverse impact on our operations and potential future profitability.

Operations in Guatemala

The Escobal Project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could adversely affect the Escobal Project. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on the Escobal Project land, challenging the boundaries of such land, impeding Escobal Project activities through roadblocks or other public protests or attacks against Escobal Project assets or personnel.

In September 2007, a new President, municipal authorities and Congress were elected in Guatemala. The President imposed a de facto, extralegal moratorium on the issuance of new licenses which are required to pursue new exploration or mining activities or to move from one type of license to another, which could adversely affect the Escobal Project if continued for the next two year period. New elections are scheduled for September 2011 when a new President and Congress will be elected. See “Description of Our Business - Doing Business in Guatemala – Mining”.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for the operation and expansion of the Escobal Project or for the development, construction and commencement of mining at the Escobal Project. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing authority. We may not be able (and no assurances can be given with respect to our ability) to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Escobal Project if it is put into production. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Construction and Start-up of New Mines

If we are successful in defining bodies of commercial mineralization on the Escobal Project, the success of any construction project and the start up of a mine at the Escobal Project will be subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and licenses (including environmental permits) in connection with the construction of mining facilities and the conduct of mining operations within the regulatory and business environment of Guatemala. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we will depend in connection with our construction activities, a delay in or failure to receive the required governmental approvals and licenses in a timely manner or on reasonable terms, or an operational delay or failure could delay or prevent the construction and start-up of a mine at the Escobal Project. Even if we are successful in defining bodies of commercial mineralization on the Escobal Project and in receiving required governmental approvals and licenses (including environmental permits) for a mine at the Escobal Project, there is no assurance that we will be able to obtain sufficient funds to finance construction and start-up activities; that necessary personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction of a mine; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of a mine at the Escobal Project will not be significantly higher than predicted. Any of the foregoing factors could adversely impact our operations and financial condition.

Operating History

We have a very limited history of operations and are considered a start-up company. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations.

Negative Operating Cash Flow

We currently have a negative operating cash flow and may continue to have that for the foreseeable future. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.

Metal Price Fluctuations

If the Escobal Project is developed to production, the majority of our revenue will be derived from the sale of silver and, to a lesser degree, lead, zinc and gold. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of silver and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes, international economic and political conditions, interest rates, currency values and inflation. Declining market prices for these metals could materially adversely affect our future operations and profitability.

Financing Requirements

Although the Escobal Project is currently fully financed, based on our current projections, any change in these projections or any new development activities, whether at the Escobal Project or elsewhere, may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of Shares to raise required capital will likely be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the silver industry in particular), our status as a new enterprise with a limited history, the location of the Escobal Project in Guatemala and the price of silver, gold, lead and zinc on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. Further, if the price of silver and other metals on the commodities markets decreases, then potential revenues from the Escobal Project will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain sufficient financing will result in a delay or indefinite postponement of development or production at the Escobal Project.

Title to Assets

The validity of the exploration licenses related to the Escobal Project can be uncertain and may be contested. We have used reasonable commercial efforts to investigate the status and ownership of the exploration licenses which we received as part of the acquisition of the Escobal Project and, to our knowledge, those exploration licenses are in good standing. However, there is no assurance that applicable governmental bodies will not revoke or significantly alter the conditions of the applicable exploration licenses that are included in the Escobal Project or that such exploration licenses will not be challenged or impugned by third parties. Guatemala has a growing body of mining laws and changes in such laws could materially and adversely impact our rights to exploration and exploitation licenses necessary for the Escobal Project. See “Doing Business in Guatemala” and “Risk Factors – Risks Relating to the Company’s Business – Operations in Guatemala”.

There is no guarantee that title to the Escobal Project will not be challenged or impugned. We have not conducted surveys of the exploration licenses related to the Escobal Project and therefore, the precise area and location of the licenses may be in doubt. Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In Guatemala, legal rights applicable to exploration and exploitation licenses are different and separate from legal rights applicable to surface lands. Accordingly, title holders of licenses must reach agreement with surface land owners on adequate remuneration to compensate for mining activities on their land. Not all surface rights are registered interests such that there may be doubt concerning the ownership of surface rights and the validity of agreements related to surface rights.

Governmental Regulation

Our operations, exploration and development activities are subject to the laws and regulations of Guatemala governing various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations and delays in the development of the Escobal Project. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that will be imposed on us. We have competent and well-trained individuals and consultants to assist us with compliance with such laws and regulations, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on us.

Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel.

Environmental Hazards

All phases of our operations with respect to the Escobal Project are, and will continue to be, subject to environmental regulation in Guatemala. Environmental legislation in Guatemala involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Escobal Project which are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be subject to such requirements for our activities on the Escobal Project. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Mineral Reserve and Resource Calculations are Only Estimates

Any figures presented by us for Mineral Resources in this Annual Information Form or any figures for Mineral Reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. The estimating of Mineral Reserves and Mineral Resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource estimates included in this Prospectus for the Escobal Project are well established and reflect management’s best estimates, by their nature resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Reserves or Mineral Resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors may render any proven and probable Mineral Reserves which may be estimated in the future unprofitable to develop at a particular site or sites. A reduction in any reserves that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Escobal Project will ultimately be reclassified as proven or probable reserves.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Escobal Project. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Escobal Project will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the anticipated construction costs and ongoing operating costs associated with the exploration and/or development of the Escobal Project will not be higher than anticipated. In addition, inadequate infrastructure may result in lower than anticipated production volume or higher construction or operating costs. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing our interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow, continued recessionary pressures could adversely impact demand for our production, volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs and the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Competition for New Properties

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.

The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions.

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and development schedules.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar against the Canadian dollar (the currency used to pay corporate head office costs), and the Guatemalan quetzal could have a significant effect on our results of operations. We may from time to time engage in foreign currency trading activities in order to minimize these effects on our operating results.

Counterparty and Market Risks in Concentrate Sales

If our exploration, development, construction and mine operation activities at the Escobal Project are successful, we may enter into long-term supply arrangements to sell some of the lead and zinc concentrates to be produced at the Escobal Project to metal traders or integrated mining and smelting companies. Any balance of these concentrates would be sold in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. The quality of the concentrates may not be adequate to meet standards required by smelters. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters or metals traders. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them in the spot market , than we desire or in the worst case have no market for our concentrates at all. In addition, with respect to supply arrangements to which we are party, should any counterparty not honour such an arrangement due to insolvency or other reason, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates in the spot market than we initially planned or there may be no market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Developments Regarding Indigenous Peoples

To the best of our knowledge, although indigenous people may have inhabited the site at one time, no indigenous people currently live in the immediate area of the Escobal Project site. Developing laws and movements respecting the acquisition of lands and other rights of indigenous communities may alter decades-old arrangements made by prior owners of the lands where the Escobal Project is located. We will use commercially reasonable efforts in our dealings to ensure all agreements are entered into in accordance with applicable laws, but there is no guarantee that future laws and actions will not have a material adverse effect on our operations at the Escobal Project or on our financial position, cash flow and results of operations.

Community Action

In recent years communities and non-governmental organizations (“NGO’s”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO’s have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGO’s may have a material adverse effect on our operations at the Escobal Project and on its financial position, cash flow and results of operations. See “Description of Our Business – Doing Business in Guatemala – Communities and Non-Governmental Organizations”.

Claims and Legal Proceedings

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. These matters may give rise to legal uncertainties or have unfavourable results. We will carry liability insurance coverage and mitigate risks that can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct and in the BCA and other applicable laws.

Risks Relating to our Shares

Market Price of Shares and Volatility

Securities of microcap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our Shares is also likely to be significantly affected by short-term changes in silver or other mineral prices or in our financial condition or results of operations. Other factors unrelated to our performance that may affect the price of the Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Shares may affect an investor’s ability to trade significant numbers of Shares; the size of our public float may limit the ability of some institutions to invest in Shares; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Shares is expected to make the Share price volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Shares, dilute shareholders’ voting power and reduce future potential earnings per Share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Share.

In addition, in connection with any equity financing by the Company, the dilution to the relative proportion of the equity of the existing shareholders of the Company may be accelerated in the event Goldcorp exercises its anti-dilution rights under the Shareholders’ Agreement. Such rights are exercisable by Goldcorp as long as Goldcorp and its affiliates beneficially own at least 20% of the number of the issued and outstanding Shares. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

Significant Shareholder

Goldcorp currently owns 58,051,692 Shares, representing approximately 41.2% of the current issued and outstanding Shares. Subject to applicable law and to contractual protections negotiated by us, Goldcorp may, as a practical matter, be able to cause the Company to effect corporate transactions without the consent of other shareholders and cause or prevent a change in control of the Company. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

No Dividends Expected for the Foreseeable Future

We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividends and Distributions”.

THE ESCOBAL PROJECT

Recent Activities at the Escobal Project

Upon acquisition of the Escobal Project in June 2010, we continued the exploration drilling program begun by Entre Mares without interruption. We completed seven drill holes totalling 3,574 metres prior to the August 24, 2010 cut off date for inclusion of drill data into our updated Mineral Resource model and Mineral Resource estimate and we subsequently completed, 245 drill holes (71,247 metres) through December 31, 2010. While data from these most recent drill holes are not included in the updated Mineral Resource estimate contained in the Escobal Preliminary Assessment Report, the results received to date generally corroborate the updated Mineral Resource model.

In addition, since the time of the acquisition of the Escobal Project, we have carried out baseline studies and environmental monitoring on the Escobal Project. An environmental impact assessment that considers the environmental impacts associated with the proposed underground exploration was approved by MARN on February 15, 2011. Phase Two metallurgical test work to determine the optimal flow sheet for Ore processing has been completed. The final phase of metallurgical test work is focused on determining operational parameters for the process plant. This work is expected to be completed in the first half of 2011. All of the surface rights that we require for our operations at the Escobal Project have been acquired or are under contract.

We engaged M3 Engineering & Technology Corporation (“M3”), an independent mining consulting firm, of Tucson, Arizona to prepare the Escobal Preliminary Assessment Report dated November 29, 2010, which is available for viewing on SEDAR under our profile and on our website at tahoeresourcesinc.com. The Escobal Preliminary Assessment Report contains an economic analysis of the potential viability of Mineral Resources at the Escobal Project and an updated Mineral Resource estimate for the Escobal Project. The effective date of the Escobal Preliminary Assessment Report is November 29, 2010 and the effective date of the Mineral Resource estimate contained in the report is August 24, 2010.

The Qualified Person and Principal author for the Escobal Preliminary Assessment Report is Conrad Huss, P.E., of M3. All M3 personnel who worked on the report were supervised by Conrad Huss. The Qualified Person responsible for the review of the civil and environmental controls for the Escobal Project is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing and flow sheets for the Escobal Project is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the drilling, sampling method, sample preparation and analysis and data verification, and for preparing the Mineral Resource estimate for the Escobal Project is Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm.

Project Setting, Location, Access and Infrastructure

The Escobal Project is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and two kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa. San Rafael Las Flores has a population of 3,000 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 mm. Average temperatures vary between 14°C and 33.1°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal Vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal Project rises to an elevation of 2,600 metres.

There is a high voltage electrical line extended to the town of San Rafael Las Flores, which will be upgraded to handle the anticipated load requirements for the Escobal Project. Electrical power will be provided to the project from the existing Guatemala national grid by means of connecting to the existing San Rafael Las Flores substation at a voltage level of 69 kilovolts, and bringing a new 7 km long 69 kilovolt line to site. Currently there are no communication facilities at site; telephone and internet services are available nearby at San Rafael Las Flores. There are water wells within the Escobal Project area that are capable of providing sufficient water for the project.

History

Entre Mares’ interest in the area of the Escobal Project dates back to 1996 when Entre Mares prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal Vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in the company’s database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal Vein. An exploration license was applied for in October 2006 and was granted in March 2007. Exploration drilling commenced in May 2007 and is ongoing.

In early 2010 Goldcorp, predecessor to us in ownership of the Escobal Project, reported (February 17, 2010 Goldcorp news release) a Measured and Indicated Mineral Resource estimate for the Escobal Project of 6.97 million tonnes at 0.63 g/t gold and 580.3 g/t silver and an Inferred Mineral Resource of 13.15 million tonnes at 0.53 g/t gold and 443.4 g/t silver. Goldcorp did not release a technical report to support the Mineral Resource declaration at that time.

In an independent study conducted in April 2010 for us, AMEC Americas Ltd. carried out a Mineral Resource calculation based on 46,333 metres of drilling in 175 holes. This study reported an Indicated Mineral Resource of approximately 100 million ounces of silver, based on 4.57 million tonnes at a silver grade of 684 g/t and an Inferred Mineral Resource of approximately 176 million ounces of silver, based on 12.8 million tonnes at a silver grade of 427 g/t. (Source: Mineral Resource NI 43-101 Technical Report– AMEC Americas Ltd. dated April 30, 2010, prepared under the guidance of Mr. Greg Kulla, P.Geo, a Qualified Person.)

Mineral Tenure, Surface Rights, and Royalties

The Escobal Project comprises three exploration licenses covering approximately 129 km² called the Oasis, Lucero, and Andres licenses. These licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and November 15, 2007, respectively, and were transferred to San Rafael as part of the Acquisition. The Oasis License covers the entire Escobal Vein. In addition, there are a number of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of licenses in respect to these license applications is still pending.

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. The first three-year term of the Oasis License expired in March 2010, at which time a renewal application was filed to extend the exploration license for two more years. The renewal application for the Oasis License was approved by the MEM on April 28, 2010. As part of the renewal process requirement, the Oasis License was reduced in area from 50 km² to 40 km². Three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These applications – for the Melisa, Cipreses and Puente Quebrado licenses – will cover a total area of 10 km² in the northeast and south areas of the original Oasis License.

An application to extend the term of the Lucero license for two more years from the expiry date in July 2010 was made in June 2010. The application for renewal, which is pending, provides for a reduction in the area of the license from 52.8 km² to 40 km². One new license application was filed (the Valencia license application) to fill an approximate 10 km² gap created by the reduction in the size of the Lucero license. Similarly, an application was made in October 2010 for the Granada license to fill the gap left by the reduction in area of the Andres license, which is the result of the application to extend the term of the Andres license for two more years from the expiry date in December 2010. The renewal of the Andres license is pending.

According to Guatemala law, a second two-year extension can be applied for in 2012 for all three exploration concessions. But after 2014, no more extensions are permitted and an exploitation license application must be made. Prior to the application for an exploitation license being made, a pre-feasibility study, mine plan and environmental impact assessment must be completed as preconditions for granting of an exploitation license.

In addition, applications for the Soledad reconnaissance license and the El Olivo and Juan Bosco exploration licenses were submitted to MEM by Entre Mares in 2006, 2007 and 2008, respectively. San Rafael acquired the right to these applications as part of the Acquisition. In October 2010 San Rafael filed with MEM an application for the Cristina exploration license and in November 2010 it also filed applications for the El Silencio reconnaissance license and Barrera exploration license. All of these licenses will cover land within the Escobal Project area if issued.

According to Guatemalan requirements, licenses are “coordinate staked” (filed only referenced to UTM coordinates) and nothing is located on the ground. No physical survey of exploration license boundaries is required.

Yearly payments to the MEM for each 50 km² of an exploration license includes an approximate US$3,750 license holding fee and an approximate US$90 exploration report filing fee. All required payments are current. Similar payments will be required for subsequent extension periods.

There are no defined work requirements to keep an exploration license valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with MEM on an annual basis. Exploration activity reports have been filed with MEM for all exploration licenses each year as required. Currently there is an unofficial moratorium on granting new reconnaissance, exploration and exploitation licenses in Guatemala as the Guatemalan Government considers changes to the mining law. A final date for the new law and lifting of the moratorium is unknown at this time.

Land in the area of the Escobal Project is privately owned by local farmers and used for growing coffee in the higher elevations and vegetables and other crops in the flatter low lying areas. Approximately 250–275 hectares of surface rights have been acquired or are under contract. These surface rights, which are all that we require for our operations at the Escobal Project, will provide areas for tailings disposal, waste rock disposal, the processing plant, and ancillary surface facilities.

A profit sharing program in the form of an NSR royalty of 0.5% will be paid to a local association of land owners. The current mineral royalty in Guatemala is 1%, shared equally between the federal government and the local municipality. The federal government has, from time to time in the recent past, and may, in the future, consider an increase in royalties as part of a revision to the mining law, but no legislation has been passed.

Permits

The Escobal Project is currently in the exploration phase with exploration activities permitted by both MEM and MARN. The environmental requirements for the Escobal Project from MARN are specified in Resolution 4590-2008/ELER/CG, dated December 23, 2008. This resolution applies to exploration activities. These requirements were transferred from Entre Mares to San Rafael as specified in Resolution 1918-2010/ECM/GB, dated September 3, 2010.

Development of an underground exploration program, including the construction of two declines to gain access for additional drilling of the Escobal deposit, is a permitted activity under the terms of the existing exploration license. An Environmental Impact Assessment addressing the additional activities associated with underground exploration was required prior to commencement of these activities and was filed with MARN in November 2010. We received MARN’s approval of the Environmental Impact Assessment on February 15, 2011. Minor amendments to our other permits required for our underground exploration are expected to be approved in the near future.

Upon completion of the Escobal Preliminary Assessment Report in November 2010, the feasibility of the Escobal Project was confirmed. Baseline data in the area of the Escobal Project has been collected for more than two years and we expect to collect the last of the required baseline data by the end of the first quarter 2011. As the Escobal Project is our primary project, the failure to obtain the necessary exploitation license and permits required to enable us to proceed with construction of the proposed mine will have a material adverse effect on our business. There can be no assurance as to when or if the necessary exploitation licenses or permits will be granted.

Required permits to continue surface and underground exploration activities are in place.

Environment

Based on our due diligence in respect of the Acquisition of the Escobal Project and our activities at the Escobal Project since that time, we believe that there are no potential material environmental liabilities associated with the Escobal Project.

Our mandate is to meet or exceed the standards of sustainability and environmental management based on North American practices and regulations. No impacted waters and materials will be directly discharged from the site. Impacted water will require lined containment and treatment prior to being released to the environment. Our environmental management program for the Escobal project will include the following:

  Dry stack tailings

  Lined storm water and waste facilities

  A concurrent reclamation program

  Process water recovery and recycling

  Process/contact water treatment systems

  Underground paste backfill

We intend to implement a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal. The costs of the program will be included in the feasibility study that is being prepared for the Escobal Project. We have an obligation to reclaim our properties. As at December 31, 2010 we had not recorded any material reclamation liability as the environmental disturbance associated with our drill-pads and drill-roads are concurrently reclaimed as part of the drilling process as soon as drilling is finished.

Geology and Mineralization

The geological setting of Guatemala comprises two tectonic terranes juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal Project is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events.

The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal Vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal Mineralization over 1700 metres laterally and 800 metres vertically in two zones, the East and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75°, while the majority of the Mineralized structure(s) in the Central zone dips from 60° to 70° to the north, steepening to near-vertical at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone.

Exploration

In 2010 exploration drilling at the Escobal Project was designed to improve confidence in the established Inferred Mineral Resource. This program succeeded in expanding the April 2010 Indicated Mineral Resource by 144% to an estimated 245.2 million ounces of silver (see “Mineral Resources” below).

The Escobal deposit is open along strike in both directions and down dip and we are aggressively exploring for the continuation of mineralization beyond the known deposit, with three exploration drills currently active on the property. The drilling is designed to identify new areas of mineralization within the known structure through wider and deeper extensional step-outs. This program will be carried out principally from the surface, with underground drilling planned later in 2011 when drill platforms are available from the planned exploration decline.

The Escobal Vein is one of 14 vein showings recognized in the district and the only vein system that has been extensively drilled. In 2011, work has been expanded to evaluate other regional targets. Using the geologic model developed for the Escobal Project, prospective areas will be evaluated throughout the region while a more concentrated effort will be made to upgrade and drill viable targets that lie within our currently held license areas.

Drilling

Drilling at the Escobal Project was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal Project and we have continued the drilling since that time. Drilling has been carried out using a combination of contracted and company-owned drills. As of December 31, 2010, a total of 245 drill holes (71,247 metres) have targeted the Escobal Vein system. Data from drilling through 24 August 2010 have been used for the Mineral Resource model and Mineral Resource estimate reported in the Escobal Preliminary Assessment Report. The dataset used for the Mineral Resource estimation includes nearly 12,000 samples from 220 diamond drill holes totalling 61,469 metres.

All drilling at the Escobal Project has been by diamond drill (core) methods, with the vast majority (85%) of Mineralized intercepts drilled using NTW-size drill core. Core recovery averages 96% over the life of the Escobal Project.

Sample Preparation and Analysis

The drill core for the Escobal Project is logged and sampled at the project site. After that, the samples are taken to San Rafael Las Flores where they are stored in San Rafael’s secured office/warehouse facility until they are picked up by BSI Inspectorate. BSI Inspectorate holds sample pulps in secured storage in Guatemala City.

BSI Inspectorate has been the primary analytical laboratory for all of the Escobal Project drill sample preparation and analysis, with only minor exceptions. All samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at the Escobal Project. Both Entre Mares and we have conducted quality assurance and quality control (QA/QC) programs throughout all of the drill campaigns at the Escobal Project, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks.

The Escobal Preliminary Assessment Report states that the core sampling procedures, sample analyses, QA/QC procedures, and sample security utilized for the Escobal Project have provided sample data that are of sufficient quality for use in the Mineral Resource estimation.

Data Verification

Data verification for the Escobal Preliminary Assessment Report was supervised by Paul Tietz, CPG, of Mine Development Associates (“MDA”). Mr. Tietz conducted a site visit which included verifying drill locations in the field, reviewing sample handling and data collection procedures, and independent verification sampling of drill core. MDA also completed a full audit of the database for the Escobal Project, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades. The Escobal Preliminary Assessment Report states that the results of this verification program support the estimation of the Escobal Project Mineral Resource and the assignment of an Indicated Mineral Resource classification to much of the stated Mineral Resource.

Mineral Processing and Metallurgical Testing

McClelland Laboratories, Sparks, Nevada, USA conducted the initial metallurgical tests for the Escobal Project in 2009 on three drill core samples from the Escobal deposit. It was concluded from the results of the tests that a differential lead/zinc flotation system, producing a high value lead concentrate containing most of the silver and gold in the Mineral Resource and a saleable lower value zinc concentrate, was the optimum processing route.

In June 2010, we contracted FLSmidth Dawson Metallurgical Laboratories to conduct metallurgical testing on drill cores representative of the mineralization from the Escobal Project Vein. The primary objective of the test program was to determine process design criteria for crushing, grinding and flotation for the sulfide deposit at the Escobal Project. The first two phases of the metallurgical test program have been completed and a process flow sheet and reagent scheme have been selected based on these results. Results of the differential flotation tests indicate that the sulfide mineralization will respond to widely used and proven mineral processing techniques. The test programs conducted to date show that good recoveries of gold, silver, lead and zinc and acceptable reagent consumptions can be obtained by using conventional lead/zinc differential flotation process. As at December 31, 2010, flotation kinetics for both the lead and zinc circuits have been shown to be rapid and expected recoveries were confirmed at 86.8% for silver, 75.1% for gold, 82.5% for lead and 82.6% for zinc.

The basic flowsheet will include three stage crushing with the first two stages in an open arrangement and the third stage in closed circuit with a screen, a ball mill operating in closed circuit with hydro-cyclones, lead and zinc rougher flotation, lead and zinc rougher concentrate regrind, three stages of closed circuit lead and zinc concentrate cleaner flotation, concentrate thickening, concentrate filtration using pressure filters, tailings thickening, tailings filtered using pressure filters and delivered to a paste backfill plant and used underground for ground support or delivered to a dry stack storage facility on the surface, and process water recycle infrastructure to minimize the need for make-up water.

Mineral Resources

The Mineral Resource estimate for the Escobal deposit contains 245.2 million ounces of silver classified as Indicated Mineral Resources and 71.7 million ounces of silver classified as Inferred Mineral Resources, with significant amounts of gold, lead, and zinc reported in both Mineral Resource categories. A summary of the Indicated and Inferred Mineral Resources for the Escobal Project as at August 24, 2010, using a cut off grade of 150 grams per tonne Silver Equivalent, is provided in the following table:

Summary of Indicated and Inferred Mineral Resources

Resource Classification	Tonnes (000,000)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (oz) (000,000)	Gold (oz) (000)	Lead (t) (000)	Zinc (t) (000)
Indicated	15.3	500	0.51	0.80	1.34	245.2	250	122	204
Inferred	8.3	271	0.40	0.58	1.04	71.7	116	48	86

Using the individual metal grades of each block employed in the Mineral Resource estimation, the Silver Equivalent grade for the cut off is calculated using the following formula:

g AgEq/t = g Ag/t + (0.0038 * Pb ppm) + (64 * g Au/t) + (0.0037 * Zn ppm)

This formula is based on prices of $16.80 per ounce of silver, $0.91 per pound of zinc, $0.94 per pound of lead, and $1070.00 per ounce of gold. The Silver Equivalent Indicated Mineral Resource totals 300.3 million ounces at an average grade of 612 g/t and the Silver Equivalent Inferred Mineral Resource totals 95.2 million ounces at an average grade of 359 g/t.

Mineral Resources at the Escobal Project were estimated using 11,831 samples obtained from 220 diamond drill core holes, totalling over 61,000 metres. Mine Development Associates modeled and estimated the Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated and Inferred Resources: There are no Mineral Reserves reported for the Escobal Project. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This section uses the terms Measured and Indicated Mineral Resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. This section also uses the term Inferred Mineral Resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally minable.

Mining

It is proposed in the Escobal Project Preliminary Assessment Report that the Escobal deposit will be accessed through two main portals. Two primary ramps will access the central zone and a third primary ramp will be driven into the east zone from the east central ramp. The three primary ramps will connect to a system of secondary access spirals and attack ramps to access each stoping area. The primary and secondary development will be excavated at a maximum incline of 15%. The main access ramps are located nominally 75 and 150 metres from the vein and will be driven 5 metres wide by 6 metres high. There are also accesses leading to ventilation ingress and exhaust raises. Internal ventilation raises and ore/waste passes will be driven between the various ramps and accesses. The mining method selected is long-hole stoping. Development on vein to establish over-cut and undercut drifts for stoping will be excavated 5 metres wide by 5 metres high. Stopes in areas where the vein width exceeds 7.5 metres will be excavated in a series of 5 meter wide panels. Filtered tails from the process plant will be combined with cement and water to make a structural fill for use underground. Backfill will be required for all stopes for stability reasons and as a preferred place to store tailings. A paste backfill plant located at the top of the exhaust raise between the two portals and the declines into the central zone will produce backfill for delivery via a system of steel and HDPE pipe into the mine for placement in the mined out stopes. Ore will be hauled from the stopes and ore passes to the process plant by truck and development waste will be placed in mined stopes where possible, or trucked to a surface waste dump facility. The proposed mine plan contemplates a network of infrastructure to dewater the mine, supply electrical power, fresh water for operations and dust control, compressed air and communication systems. The mine is expected to deliver a total of 22.651 million tonnes over the life of the mine at average grades of 415 g/t silver, 0.47 g/t gold, 0.72% lead, and 1.23% zinc to the mill for processing. A mine wide cut-off value of 150 g/t Silver Equivalent has been determined as optimal for the operation.

Process Flowsheet

The design basis for the processing facility proposed in the Escobal Preliminary Assessment Report is 3,500 dry metric tonnes per day or 1,277,500 dry tonnes per year. Mineralized rock will be transported from the underground mine to a run of mine stockpile from where it will be transported via front end loader or trucks to the processing facility. Lead and zinc concentrates containing gold and silver will be produced by mineral flotation technology. The sulfide concentrator will consist of a three stage crushing circuit followed by one ball mill. This will be followed by a conventional lead/zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility will be packaged and loaded onto trucks for shipment to concentrate smelters and metal refineries.

Tailings and Waste Rock Facility

The above ground disposal of tailings will be “dry stacked”. Tailings that are thickened and filtered to 10% to 15% moisture content are commonly termed dry tailings. Benefits include a reduced footprint and the water removed from the tailing is returned to process stream providing a direct effect to make-up water. The Escobal Preliminary Assessment Report anticipates approximately 25% of the tailings will be dry stacked, with the majority of tailings returned underground as paste fill. In addition, dewatering for reclamation and closure will be completed concurrent with operations, which will greatly simplify the environmentally sound closure of the facility.

Transportation and Logistics

The major process equipment will be procured overseas and shipped to Guatemala. No special handling requirements are foreseen, and normal shipping routes and ships can be utilized.

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway.

Filtered concentrate will be placed in 1,000 to 2,000 pound super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to either port for shipment to international smelters.

Reclamation

The entire facility for the Escobal Project will be designed with closure in mind, to the greatest extent practicable. The facilities will be designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

Surface disturbance resulting from this underground mine will be small as all mining activity will be underground. Reclamation will commence as soon as is practical during the development and operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the top surface will occur at final closure at the end of mine life.

Operating Cost Estimate

Operating costs are estimated in the Escobal Preliminary Assessment Report for a typical year of operations, based on production of an annual Ore tonnage of 1.28 million tonnes and the anticipated life of mine production. The mine is projected to produce approximately 0.4 million tonnes of zinc concentrate containing 504.5 million pounds of zinc, 13.0 million ounces of silver, and 14,000 ounces of gold; and 0.3 million tonnes of lead concentrate containing 293.7 million pounds of lead, 249.3 million ounces of silver, and 244,000 ounces of gold for the life of the mine. The table below reflects an operating cost estimate for a typical year of operations for the proposed mine plant.

* Assumes 25% of tailings will be placed in the Tailings and Development Rock Storage Facility. The remaining 75% of the tailings will be returned underground as paste backfill, and is included in the Mining cost.

Capital Cost Estimate

The following table shows a summary of initial capital expenses estimated for the Escobal Project in the Escobal Preliminary Assessment Report.

Initial Capital Expense Estimate

Description	Cost
Direct Costs
General Site	$9,168,797
Mine, West Portal	$4,562,002
Mine, East Portal	$1,821,356
Primary Crushing	$4,178,535
Stockpile Feed	$644,026
Reclaim Stockpile	$12,789,099
Grinding	$17,419,624
Flotation & Regrind	$17,774,024
Concentrate Thickening	$11,011,165

Description	Cost
Tailing Disposal	$28,421,930
Water Systems (including well field)	$8,305,349
Main Substation	$3,121,722
Overhead Power Line	$8,649,932
Reagents	$4,511,955
Ancillaries	$13,241,944
Freight	$9,811,950
Duties	$2,975,705
Subtotal DIRECT COST	$158,409,114

Indirect Costs
CONTINGENCY	$28,077,244

Other Indirects Including EPCM,	$28,772,513
Contractor Power, Vendor Supervision
and Commissioning

IVA @ 12%	11,562,616
-
TOTAL EPCM CAPITAL COST	$226,821,487
TOTAL MINE CAPITAL COST	$77,029,000
OWNER’S COST	$22,789,000

TOTAL	$326,639,487

Financial Analysis

The preliminary assessment given in the Escobal Preliminary Assessment Report which is summarized below is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment will be realized. Additionally, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The financial evaluation below presents the determination of the estimated Net Present Value (“NPV”), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (“IRR”) for the Escobal Project. Annual cash flow projections in the Escobal Preliminary Assessment Report were estimated over the life of the mine based on the estimates of capital expenditures, operating costs and sales revenue. The sales revenue estimates are based on the production of lead and zinc concentrates also containing gold and silver. The estimates of capital expenditures and site operating costs have been developed specifically for the Escobal Project.

The base case economic analysis estimates that the Escobal Project will achieve a 51.4% IRR with a payback period of 1.5 years. The following table compares the base case financial projection with financial projections for other cases when the sales price, the amount of capital expenditure and operating costs are varied from the base case values by 10% and 20%, while metal recoveries are varied by 1% and 2%. Two addition cases evaluate the sensitivity of the Escobal Project to changes in metal prices. The prices used in those cases are shown below. By comparing the results of this sensitivity study, it can be seen that the projected IRR for the Escobal Project is most sensitive to metal prices and capital costs.

The base metal price case was calculated using the following metal prices: silver-$18/oz, gold-$1100/oz, lead-$0.95/lb and zinc-$0.90/lb. The high metal price case was calculated using the following metal prices: silver-$25/oz, gold-$1300/oz, lead-$1.00/lb and zinc-$1.00/lb. The low metal price case was calculated using the following metal prices: silver-$15/oz, gold-$900/oz, lead-$0.80/lb and zinc-$0.80/lb.

Sensitivity Analysis - After Taxes ($ ’000)
Change in Metal Prices	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback
Base Case	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
20%	$3,955,757	$2,345,312	$1,939,278	62.4%	1.2
10%	$3,453,468	$2,037,157	$1,680,105	57.1%	1.3
0%	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
-10%	$2,448,890	$1,420,847	$1,161,757	45.3%	1.7
-20%	$1,946,601	$1,112,692	$902,584	38.7%	2.0
Change in Operating Cost	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback
Base Case	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
20%	$2,705,000	$1,583,707	$1,300,514	49.0%	1.6
10%	$2,828,090	$1,656,354	$1,360,722	50.2%	1.5
0%	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
-10%	$3,074,269	$1,801,649	$1,481,140	52.6%	1.5
-20%	$3,197,358	$1,874,297	$1,541,349	53.7%	1.4
Change in Initial Capital	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback
Base Case	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
20%	$2,885,851	$1,667,836	$1,361,285	44.4%	1.7
10%	$2,918,515	$1,698,419	$1,391,108	47.6%	1.6
0%	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
-10%	$2,983,843	$1,759,584	$1,450,754	55.8%	1.4
-20%	$3,016,507	$1,790,167	$1,480,578	61.0%	1.3
Change in Recovery	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback
Base Case	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
2.0%	$3,043,908	$1,785,965	$1,468,869	52.5%	1.5
1.0%	$2,997,543	$1,757,483	$1,444,900	51.9%	1.5
0.0%	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
-1.0%	$2,904,815	$1,700,520	$1,396,962	50.9%	1.5
-2.0%	$2,858,451	$1,672,038	$1,372,993	50.3%	1.5
Tahoe Resources Inc. Cases	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback
Base Case	$2,951,179	$1,729,002	$1,420,931	51.4%	1.5
High Case	$4,661,744	$2,783,349	$2,309,444	70.1%	1.1
Low Case	$2,144,964	$1,233,821	$1,004,239	41.3%	1.9

Conclusions and Recommendations

The Escobal Preliminary Assessment Report states that the results of the preliminary assessment demonstrate that an economically robust and environmentally suitable underground mining operation can be designed and constructed at the Escobal Project. Based on this analysis, M3 recommends that we continue to advance the Escobal Project through underground exploration, permitting the project for exploitation and carrying out detailed engineering and design for feasibility and construction, which we intend to do.

DIVIDENDS AND DISTRIBUTIONS

We have not paid any dividends on our Shares. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate paying dividends in the foreseeable future. Any decision to pay dividends on the Shares in the future will be made by the Board on the basis of the earnings and financial requirements of the Company as well as other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares. As at the date hereof, 140,551,187 Shares were issued and outstanding as fully paid and non-assessable.

The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKETS FOR SECURITIES

The Shares of the Company were first sold to the public under a prospectus dated May 27, 2010 at Cdn.$6.00 per Share. The Shares were listed on the Toronto Stock Exchange on June 8, 2010 under the symbol “THO”. Stock price history for trading on the Toronto Stock Exchange during 2010 and for the period January 1, 2011 to March 3, 2011 is shown below:

Trading History on the Toronto Stock Exchange

Sales Price (Cdn.$)
2010	High	Low	Volume

June 8 – June 30	$7.00	$5.99	12,407,594

July	$8.00	$6.40	2,105,544

August	$8.40	$7.60	1,515,320

September	$10.00	$8.00	5,216,300

October	$10.45	$8.88	3,514,000

November	$17.40	$9.91	4,795,800

December	$15.83	$14.00	4,193,300

2011

January	$14.85	$13.00	4,691,100

February	$16.81	$13.60	2,928,800

March 1-March 3	$19.16	$16.01	2,250,000

The price of the Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2010 was Cdn.$14.70 per Share and on March 3, 2011 was Cdn.$18.43 per Share.

SHARES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Goldcorp and our directors, key management, executives and senior employees have agreed to refrain from selling Shares until June 8, 2012. Notwithstanding the foregoing, Goldcorp will have the right at any time to sell or transfer any of its Shares to an affiliate, provided that the affiliate agrees to be bound by the provisions of the Shareholders’ Agreement. See “General Development of Our Business – The Transaction Agreement and the Shareholders’ Agreement”. The number of Shares that are subject to that contractual restriction on transfer and the percentage of our outstanding Shares represented by such restricted Shares is set out below.

Name or Category of Shareholder	Number of Shares that are subject to contractual restrictions on transfer	Percentage of Outstanding Shares

Goldcorp	58,051,692	41.2%
Directors, key management, executives and senior employees of the Company, as a group	5,556,001(1)	3.9%

_________
Notes:
(1) As a group, the directors, key management, executives and senior employees of the Company hold 1,306,000 Deferred Share Awards and 2,280,000 options. The Common Shares issuable pursuant to such Deferred Share Awards and options are also subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 2, 2011.

Name and Municipality of	Positions with the	Date of
Residence	Company	Appointment	Principal Occupation

Directors

C. KEVIN MCARTHUR(4) Reno, Nevada, United States	President, Chief Executive Officer and Director	November 10, 2009	President and Chief Executive Officer of the Company.

A. DAN ROVIG Reno, Nevada, United States	Director and Chair	June 8, 2010	Independent consultant.

LORNE B. ANDERSON(1) (2) (3) Surrey, British Columbia, Canada	Director	April 20, 2010	Independent financial consultant.

PAUL B. SWEENEY(1) (3) Surrey, British Columbia, Canada	Director	April 20, 2010	Commercial Advisor of Plutonic Power Corporation.

JAMES S. VOORHEES(2) (4) Reno, Nevada, United States	Director	April 20, 2010	Retired businessman.

JOHN P. BELL(2) (4) Vancouver, British Columbia, Canada	Director	June 8, 2010	Independent director.

KENNETH F. WILLIAMSON(1)(3) Dwight, Ontario, Canada	Director	June 8, 2010	Independent director.

Executive Officers

RONALD W. CLAYTON Reno, Nevada, United States	Vice President and Chief Operating Officer	April 1, 2010	Vice President and Chief Operating Officer of the Company.

JAIME MONDRAGÓN Reno, Nevada, United States	Vice President and Chief Financial Officer	March 1, 2010	Vice president and Chief Financial Officer of the Company.

BRIAN BRODSKY Reno, Nevada, United States	Vice President, Exploration	June 1, 2010	Vice President, Exploration of the Company.

Name and Municipality of	Positions with the	Date of
Residence	Company	Appointment	Principal Occupation

EDIE HOFMEISTER Reno, Nevada, United States	Corporate Secretary and General Counsel	February 1, 2010	Corporate Secretary and General Counsel of the Company.

Member of:
(1)	Audit Committee.
(2)	Corporate Governance and Nominating Committee
(3)	Compensation Committee
(4)	Health, Safety and Environment Committee

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

C. Kevin McArthur, President, Chief Executive Officer and Director. Mr. McArthur was appointed as a director and our President and Chief Executive Officer on November 10, 2009. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He remained as a director of Goldcorp until May 2009. Prior to that, he was President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) from January 1, 1998 and served in a variety of management positions with Glamis since 1988. While at Glamis, Mr. McArthur played a key role in the identification, acquisition and development of the Marlin property. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada.

A. Dan Rovig, Director and Chair of the Board. Mr. Rovig is currently an independent consultant. He has been a director of Goldcorp since November 2006. He was a director and Chairman of the Board of Glamis from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. Currently Mr. Anderson is the Chief Financial Officer of Tyhee Development Corporation and the Chief Financial Officer and a director of Skyline Gold Corporation. He has been an Independent Financial Consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Paul B. Sweeney, Director. Mr. Sweeney is currently a part-time commercial advisor to Plutonic Power Corporation. He was an Executive Officer of Plutonic from January 2007 to December 2010. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 30 years of experience in financial management of mining and renewable energy companies.

James S. Voorhees, Director. Mr. Voorhees is a retired businessman, and he has been a consultant since 2007. Currently Mr. Voorhees is a director of Trinity Mining Holdings A.G. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

John P. Bell, Director. Mr. Bell has been a director of Goldcorp since February 2005 and was a director of Wheaton River Minerals Ltd. from December 2004 until its acquisition by Goldcorp in April 2005. He was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator in the British Columbia First Nations treaty process and served as Protocol Adviser to the Four Host First Nations at the Vancouver 2010 Olympic Games. He is a director of Taiga Building Products Ltd. He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

Kenneth F. Williamson, Director. Mr. Williamson is currently an independent director. He has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on the natural resource sector in Canada, the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of UraniumOne Inc. and Quadra FNX Mining Ltd. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Ronald W. Clayton, Vice President, Chief Operating Officer. Mr. Clayton was appointed Vice President and Chief Operating Officer of the Company on April 1, 2010. Mr. Clayton has extensive experience in Latin America and with underground silver mines. He was Senior Vice President of Operations for Hecla Mining Company from October 2002 to April 2010, and that company’s Vice President, Operations from 2002 to 2006 (including operations in the United States, Mexico and Venezuela). Prior to rejoining Hecla, Mr. Clayton was Vice President – Operations for Stillwater Mining Company from July 2000 to May 2002. Mr. Clayton held various positions with Hecla Mining Company including Mine Manager of Lucky Friday Mine, General Manager of the Rosebud and Republic Mines, and Vice President of Operations between October 1987 and July 2000. Mr. Clayton also held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Jaime Mondragón, Vice President and Chief Financial Officer. Mr. Mondragón was appointed Vice President and Chief Financial Officer of the Company on March 1, 2010. Previously, Mr. Mondragón served as Director of Finance at Minefinders Corporation from August 2007 to March 2010. Prior to that, he was Controller at Goldcorp’s Peñasquito project located in Mexico and served as Controller for Glamis at various operations in Mexico, Guatemala and Honduras. He has also been Controller for Hecla Mining Company mines in Venezuela and Mexico. Before going into mining, Mr. Mondragón worked in public accounting with KPMG LLP as a senior manager in both Audit and Tax. He graduated from the University of Baja California as a certified “Contador Publico” and has certificates in advanced studies in tax from Universidad Panamericana in Mexico City and the Universidad de Sonora in Hermosillo, Mexico.

Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for us on June 1, 2010. Mr. Brodsky is an economic geologist with over 30 years of precious metals exploration experience. He has worked for Goldcorp and its predecessor Glamis since 2003 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal Vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the U.S. and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Edie Hofmeister, Corporate Secretary and General Counsel. Ms. Hofmeister was appointed Corporate Secretary and General Counsel of the Company on February 1, 2010. Prior to that, she served as corporate counsel, and then General Counsel to a $2-billion bankruptcy Trust from 2004-2006 in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community life. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

As of the date hereof, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,110,001 Shares, representing approximately 2.9% of the issued Shares. In addition, the directors and executive officers, as a group, held 1,306,000 Deferred Share Awards and 2,280,000 options.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See “Description of Our Business - Risk Factors – Conflicts of Interest”.

PROMOTERS

C. Kevin McArthur, our President and Chief Executive Officer, has been a promoter of the Company within the meaning of relevant Canadian securities legislation during the year ended December 31, 2010. As of the date hereof, Mr. McArthur beneficially owns 3,500,001 Shares, representing approximately 2.5% of our current issued and outstanding Shares. Mr. McArthur also holds 230,000 Deferred Share Awards and 360,000 options exercisable at Cdn $6.40 per Share until June 10, 2015.

We borrowed Cdn$1,900,000 from Mr. McArthur subsequent to the period ended December 31, 2009 to finance the start-up of our operations. The loan was unsecured and without interest or terms of repayment, but the loan provided that it could be converted into Shares. The loan was converted on March 30, 2010 into an aggregate of 2,350,000 Shares which were issued to Mr. McArthur; 1,600,000 Shares at Cdn$0.25 per Share and 750,000 Shares at Cdn$2.00 per Share.

On April 29, 2010 Mr. McArthur purchased an additional 250,000 Shares at a purchase price of Cdn$2.00 per Share and Mr. McArthur subscribed for 900,000 Shares at Cdn$6.00 per Share in our initial public offering in June 2010.

See “Executive Compensation” on pages 8 to 21 of the Information Circular of the Company dated March 3, 2011, which pages are incorporated herein by reference, for the compensation paid to Mr. McArthur during the period from January 1, 2010 to December 31, 2010 in his personal capacity as our President and Chief Executive Officer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, senior officers or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with us since our incorporation in November of 2009 or in any proposed transaction which has materially affected us or would materially affect us, except for the loan of an aggregate of Cdn$1.9 million to the Company during the first quarter of 2010 by C. Kevin McArthur, our President and Chief Executive Officer (see “Promoters”) and for the acquisition by us of the Escobal Project Assets from the Vendors (Goldcorp) (see “General Development of Our Business”) and the purchase by Goldcorp of 10,285,692 Shares sold under our public offering of Shares on December 23, 2010 for gross proceeds of Cdn$145,028,257.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into within the financial year ended December 31, 2010 or before such time that is still in effect:

1.

The engagement letter dated February 10, 2010 between the Company and GMP Securities L.P. under which GMP Securities L.P. was engaged to provide financial advisory services in respect of the Acquisition.

2.

The underwriting agreement dated May 27, 2010 among GMP Securities L.P. (“GMP”), Canaccord Genuity Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., Dundee Securities Corporation and Paradigm Capital Inc. (in this paragraph 2, the “Underwriters”) and the Company under which the Underwriters were engaged to offer for sale to the public 58,000,000 Shares at a price of Cdn$6.00 per Share for gross proceeds of Cdn$348,000,000. The Underwriters were also granted an over-allotment option to purchase up to 5,800,000 additional Shares at Cdn$6.00 per Share to cover over-allotments, if any, and for market stabilization purposes.

3.	The Transaction Agreement, as amended, referred to under “General Development of Our Business”.

4.

The Shareholders’ Agreement dated June 8, 2010 among the Company and the Vendors, which was replaced by the Amended and Restated Shareholder’s Agreement dated October 12, 2010 between the Company and Goldcorp, in respect of those matters described under “General Development of Our Business”.

5.

The underwriting agreement dated December 10, 2010 among GMP Securities L.P., BMO Nesbitt Burns Inc., Canaccord Genuity Corp., CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Dundee Securities Corporation and TD Securities Inc. (in this paragraph 5, the “Underwriters”) under which the Company agreed to sell and the Underwriters agreed to purchase 21,704,080 Shares at a price of Cdn$14.10 per Share for gross proceeds of Cdn$306,027,528. The Underwriters were also granted an over-allotment option to purchase up to 3,255,612 additional Shares at Cdn$14.10 per Share to cover over-allotments, if any, and for market stabilization purposes.

INTERESTS OF EXPERTS

The Qualified Person and Principal author for the Escobal Preliminary Assessment Report is Conrad Huss, P.E., of M3. The Qualified Person for such report responsible for the review of the civil and environmental controls for the Escobal Project was Daniel Roth, P.E., of M3. The Qualified Person for such report responsible for the review of the metallurgical testing and flow sheets for the Escobal Project was Thomas L. Drielick, P.E., of M3. All M3 personnel who worked on the report were supervised by Conrad Huss. The Qualified Person for the Escobal Preliminary Assessment Report responsible for the review of the drilling, sampling method, sample preparation and analysis and data verification, and for the preparation of the Mineral Resource estimate described in the Escobal Preliminary Assessment Report was Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm.

The Company believes that at the date hereof, each of the authors of the Escobal Preliminary Assessment Report and the employees and partners, as applicable, of M3 and Mine Development Associates, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

The independent auditors of the Company are KPMG LLP. KPMG LLP has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

SELECTED CONSOLIDATED AND FINANCIAL INFORMATION

Selected audited consolidated financial information for the year ended December 31, 2010 is as follows:

		2010[1]
Revenues	$
Net (Loss)		$(8,010)
Net Earnings (Loss) Per Share
Basic		$(0.12)
Diluted		$(0.12)
Cash and Short-Term Investments		$436,462
Total Assets		$958,120
Total Liabilities		$3,147
Total Shareholders’ Equity		$955,059

1 In thousands, except per share amounts.

Further discussion of the Company’s financial results is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited financial statements and the Management Discussion and Analysis for the year ended December 31, 2010 and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Information Circular dated March 3, 2011, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE'S DUTIES AND CHARTER

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.

On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. This charter is appended hereto as Appendix A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors: Paul Sweeney (Chairman), Lorne Anderson and Kenneth Williamson. Each of these individuals is “independent” and financially literate within the meaning of National Instrument 52-110 of the Canadian Securities Administrators.

RELEVANT EDUCATION AND EXPERIENCE

All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Sweeney is currently a part-time commercial advisor to Plutonic Power Corporation, an independent power producer. From August 2009 to April 2010 he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 30 years experience in financial management of mining and renewable energy companies.

Mr. Anderson is a Chartered Accountant. Currently Mr. Anderson is the Chief Financial Officer of Tyhee Development Corporation and the Chief Financial Officer and a director of Skyline Gold Corporation. He has been an independent financial consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd.. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada from 1993 until his retirement in 1998. He was a director of and Chair of the Audit Committee for Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on the natural resource sector in Canada, the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of UraniumOne Inc. and Quadra Mining Ltd. As an active board member he has chaired various committees including audit, governance, and compensation committees. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

RELIANCE ON CERTAIN EXEMPTIONS

Prior to the completion of our initial public offering, Mr. McArthur was a member of the Audit Committee in reliance upon the exemption contained in section 3.2 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

We have not adopted specific policies and procedures for the engagement of non-audit services, however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

EXTERNAL AUDITOR SERVICE FEES

The Audit Committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP to ensure auditor independence. The following table sets out the aggregate fees billed by KPMG LLP for services performed during the year ended December 31, 2010 for the category of fees described:

Financial Period	Audit Fees(1) (Cdn$)	Audit-Related Fees(2) (Cdn$)	Tax Fees(3) (Cdn$)	All Other Fees(4) (Cdn$)
From January 1, 2010 to December 31, 2010	$100,748	$75,330	$72,644	$244,290

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include services rendered in connection with the Company’s initial public offering and short form prospectus offering in December 2010 and all other non-audit services.

APPENDIX A – AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the “Committee”) is a committee appointed by the Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”). The Committee is established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

  oversee the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

  oversee the qualifications and independence of the external auditors;

  oversee the work of the Corporation's financial management and external auditors in these areas; and

  provide an open avenue of communication between the external auditors, the Board and senior officers (“Management”).

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations. The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee and its Chair are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operations or performance of such activities.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.

The external auditors are responsible for planning and carrying out an audit of the Corporation’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with International Financial Reporting Standards (“IFRS”).

COMPOSITION AND PROCEDURES

The Committee shall be comprised of at least three members. From and after the closing of the Corporation’s initial public offering, none of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an “independent” director (as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading) and none of the members shall have participated in the preparation of the financial statements of the Corporation or any current subsidiaries of the Corporation at any time over the past three years.

All members of the Committee must be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading or if it is not so defined as that term is interpreted by the Board in its business judgement) or must become financially literate within a reasonable period of time after their appointment to the Committee.

Service on Multiple Audit Committees

If a Committee member serves on the audit committees of more than five reporting issuers or public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular.

Meetings

The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and at any time the Corporation proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held in person or by telephone and at any time deemed appropriate by the Committee.

Separate Executive Meetings

The Committee shall meet periodically in separate executive sessions with Management (including the Chief Financial Officer), and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The external auditors will have direct access to the Committee at their own initiative.

Professional Assistance

The Committee may require the external auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Corporation’s expense.

Reliance

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors as to any information technology, internal audit and other non-audit services provided by the external auditors to the Corporation and its subsidiaries.

Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

RESPONSIBILITIES OF THE COMMITTEE

Approval of Terms of Engagement of the External Auditor

The Committee shall make recommendations to the Board on the appointment or reappointment of the external auditors of the Corporation and shall have authority to terminate the appointment of the external auditors. The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditors. The Committee shall approve in advance all non-audit services to be provided to the Corporation and its affiliates by the external auditor.

Review of Independence

The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors.

Auditor’s Reports

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the auditors, and any other reports which the Committee may require.

Hiring Former Employees of the Auditor

The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

Oversight and Monitoring of Audits

The Committee shall review with the external auditors the audit function generally, the audit procedures to be used and the timing and estimated budgets of the audits. The Committee shall discuss with the external auditors any difficulties or disputes that arose with Management during the course of the audit and the adequacy of Management’s responses in correcting audit related deficiencies and the Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

The Committee shall, as it deems necessary, oversee, review and discuss with Management and the external auditors:

  the quality, appropriateness and acceptability of the Corporation’s accounting principles and practices used in its financial reporting, changes in the Corporation’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

  all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by Management from an independent auditor with respect to the accounting treatment of a particular item;

  any material change to the Corporation’s auditing and accounting principles and practices as recommended by Management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

  the effect of regulatory and accounting initiatives on the Corporation’s financial statements and other financial disclosures;

  any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

  the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

  any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

  the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

  the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

  Management’s determination of asset impairment, if any, as required by applicable accounting standards.

Disagreement Between Management and the External Auditors

The Committee shall review and resolve disagreements between Management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

The Committee shall, as it deems necessary, exercise oversight of, review and discuss with Management and the external auditors:

  the adequacy and effectiveness of the Corporation’s internal accounting and financial controls and their recommendations for the improvement of accounting practices and internal controls;

  any material weaknesses in the internal control environment, including with respect to computerized information system controls and security; and

  Management’s compliance with the Corporation’s processes, procedures and internal controls.

Dealing With Accounting Complaints

The Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the submission, anonymously or otherwise, by employees of concerns regarding questionable accounting or auditing matters and shall review periodically with Management these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation’s Financial Disclosures

The Committee shall:

  review with the auditors and Management, and recommend to the Board for approval, the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Corporation’s annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation;

  review with the auditors and Management, and recommend to the Board for approval, each set of interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Corporation containing or accompanying financial information of the Corporation;

  prior to their distribution, discuss earnings press releases with Management on a quarterly basis, and discuss financial information from time to time provided to analysts and ratings agencies, it being understood that such discussions may be done generally (by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each instance in which the Corporation gives financial information; and

  The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

Oversight of Risks

The Committee shall meet periodically with Management to review:

  the Corporation’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities; and

  the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

REVIEW OF THIS CHARTER AND PERFORMANCE OF THE COMMITTEE

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

The performance of the Committee shall be evaluated with reference to this Charter annually.